SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ✓          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No   ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 24, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. The Ruth Group David Pasquale/Moon Lee +646-536-7006/+646-536-7001 dpasquale@theruthgroup.com

CHIPMOS TO PURCHASE TEST & ASSEMBLY ASSETS FROM FICTA

Hsinchu, Taiwan, August 24, 2004 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq:IMOS) has, through its 70.3% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), and 35.2% owned subsidiary, ThaiLin Semiconductor Corp., entered into an agreement with First International Computer Testing and Assembly Technology, Inc. (“FICTA”) whereby ChipMOS agrees to purchase all of FICTA’s testing and assembly assets from its Hsinchu Science Park, Hsinchu, Taiwan operation. The transaction is valued at approximately NT$1.1 billion or US$30 million, and is expected to close in the near future after FICTA received the approval from its shareholder. ChipMOS currently expects to finance this acquisition primarily through an existing credit line.

Under this agreement, the assets to be purchased from FICTA include wafer testers, final testers, assembly equipment for memory products.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, commented, “This transaction is expected to expand our capacity for the assembly and testing of memory semiconductors by 12 million pieces monthly. This is the latest example of our proven track record of successfully acquiring and transferring equipment into our operations to support customer demand in a timely and cost-effective manner. Most importantly, we will be able to ramp production in our oversea facility as we plan to transfer a portion of the acquired assets to our facility there.”

About First International Computer Testing and Assembly Technology, Inc.:

FICTA (First International Computer Testing and Assembly) was evolved from FIC Group’s Semiconductor Division. The company’s goal is to provide Turnkey packaging and testing solutions for a wide range of traditional and advanced IC packages. FICTA has three plants with two plants located in Taiwan and the third one in USA. Plant I (in Hsinchu, Taiwan) was established in 1993 (formally recognized as FIC-SBIP), with a focus on memory IC packaging and testing, e.g., DRAM’s and SRAM’s.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.